Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street  |  Palo Alto, CA 94304-1115  |  tel 650.233.4500  |  fax 650.233.4545

Allison M. Leopold Tilley

tel 650.233.4518

allison@pillsburylaw.com

August 18, 2020

VIA EDGAR

Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Concentrix Corporation

Amendment No. 2 to Draft Registration Statement on Form 10

Submitted on July 15, 2020

CIK No. 0001803599

Dear Ms. Ransom:

On behalf of our client, Concentrix Corporation (“Concentrix” or the “Company”), set forth below is the response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 31, 2020, regarding Amendment No. 2 to the Company’s Draft Registration Statement on Form 10 (CIK No. 0001803599) submitted on July 15, 2020. In connection with this letter responding to the Staff’s comment, the Company is confidentially submitting to the Commission Amendment No. 3 to the Company’s Draft Registration Statement on Form 10 (the “Amended Registration Statement”).

For your convenience, the Staff’s comment is set forth in bold, followed by the response on behalf of the Company. Terms not otherwise defined in this letter shall have the meanings set forth in the Amended Registration Statement. All page references in the responses set forth below refer to pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to the Amended Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form 10

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

1.

We reviewed your response and revisions in response to comment 4. It is inappropriate to merely combine information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by S-X Article 11. Please revise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company’s prior disclosure incorrectly stated that the amounts do not include adjustments for amortization of intangible expense or acquisition-related expenses. The information statement has been revised on pages 53 and 64 to correct the disclosure and quantify such adjustments.

*    *    *    *    *    *

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (650) 233-4518.

Sincerely,

/s/ Allison M. Leopold Tilley

Allison M. Leopold Tilley

cc:	Chris Caldwell, Concentrix Corporation

2